United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Becton, Dickinson and Company

(Exact name of registrant as specified in its charter)

New Jersey	001-4802	22-0760120
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Becton Drive Franklin Lakes, New Jersey	074170-1880
(Address of principal executive offices)	(Zip Code)

[Windy Aphayrath]

[(801) 565-2300]

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Unless the context indicates otherwise, the term “BD” refers to Becton, Dickinson and Company and its consolidated subsidiaries. The “Conflict Minerals Rule” refers to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Our Conflict Minerals Policy

As discussed below and in the Conflict Minerals Report filed as an exhibit to this Form SD, BD is committed to taking the steps necessary to comply with the Conflict Minerals Rule and is implementing processes to meet the Rule’s requirements. BD expects its suppliers and subcontractors to source responsibly, respect human rights, and not contribute to conflict.

Without limiting the foregoing, BD expects that its suppliers and subcontractors will not source Conflict Minerals from sources that directly or indirectly finance or benefit armed groups in the Conflict Affected Region. The current Conflict Affected Region is defined as the Democratic Republic of the Congo and its adjacent countries, which include Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. In furtherance of this expectation and BD’s obligations under the Conflict Minerals Rule, applicable BD suppliers and subcontractors (as defined by BD’s Supply Base Compliance group) will be expected to complete a declaration concerning the usage and source of any Conflict Minerals in the products supplied to us. As part of gathering the information for the declaration, applicable BD suppliers and subcontractors will be expected to conduct a reasonable country of origin inquiry and/or due diligence, as applicable, in accordance with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

BD has committed to place into effect processes and procedures to help ensure that we receive responsibly sourced materials from our suppliers and subcontractors, including the following:

1.	Require applicable suppliers and subcontractors to provide origin information on the Conflict Minerals contained in their products, and require that they report sourcing changes of these minerals to BD.

2.	Assure through internal evaluation that new materials being considered for potential integration into existing or new BD products do not contain Conflict Minerals from sources that directly or indirectly finance or benefit armed groups in the Conflict Affected Region.

3.	Within BD, put in place processes and procedures that enable BD to monitor for, integrate, and comply with other regulations relating to Conflict Minerals.

4.	Communicate to applicable suppliers and subcontractors our expectation that they: a) adopt policies on responsible mineral sourcing that are consistent with this Policy; b) establish due diligence frameworks and management systems that are consistent with the OECD Guidance; and c) communicate an expectation to their direct and indirect suppliers that they do the same.

In cases where suppliers or subcontractors are found to not be in compliance with our policy, we intend to work with and encourage them to source responsibly. Where these efforts fail or we believe that further engagement with a supplier or subcontractor is inappropriate, we will re-evaluate our business relationship.

Applicability of the Conflict Minerals Rule to Our Company

BD is a leading medical technology company that partners with customers and stakeholders to address many of the world’s most pressing and evolving health needs. Our innovative solutions are focused on improving drug delivery, enhancing the diagnosis of infectious diseases and cancers, supporting the management of diabetes and advancing cellular research.

We develop, manufacture, and sell medical supplies, devices, laboratory instruments, antibodies, reagents, and diagnostic products. We have three segments: BD Medical; BD Diagnostics; and BD Biosciences. We serve healthcare institutions, life science researchers, clinical laboratories, the pharmaceutical industry, and the general public.

For a discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended September 30, 2013. The information contained in our Annual Report is not incorporated by reference into this Form SD or the Conflict Minerals Report attached as an exhibit hereto and should not be considered part of this Form SD or the Conflict Minerals Report.

BD is subject to the Conflict Minerals Rule because, for 2013, certain of the raw materials and components contained in some of the products that we manufactured or contracted to manufacture contained Conflict Minerals that were necessary to the functionality or production of the products. Many of our products do not contain any Conflict Minerals or are otherwise not in-scope for purposes of our Conflict Minerals Rule compliance.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are many levels removed from these market participants and, therefore, have limited influence over their behavior. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: http://www.bd.com/sustainability/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Many of our products do not contain any Conflict Minerals or are otherwise not in-scope for purposes of our Conflict Minerals Rule compliance. Notwithstanding our due diligence efforts, for 2013, we were unable to determine the origin of the necessary Conflict Minerals contained in our in-scope products. Based on our due diligence to date, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Conflict Affected Region. The term “armed group” has the meaning contained in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Becton, Dickinson and Company
(Registrant)

By:	/s/ Stephen Sichak, Jr.	May 30, 2014
Name: Title:	Stephen Sichak, Jr. Senior Vice President, Integrated Supply Chain

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.

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